SECURITIES  AND  EXCHANGE  COMMISSION
                                 Washington,  DC  20549

                                      FORM  12b-25

                              NOTIFICATION  OF  LATE  FILING

[X]  Form  10-KSB [ ] Form 20-F [ ] Form 11-K   [ ] Form 10-QSB   [ ] Form N-SAR

For  the  Period  Ended:  March  31,  2005
                      -----------------

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  N-SAR
[  ]  Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:  AMP  PRODUCTIONS,  LTD.

Former  Name,  if  Applicable:  not applicable

Address  of  Principal  Executive  Office  (Street  and  Number):

500 - 666  Burrard  Street
Vancouver,  British  Columbia  V6C  2X8

                      PART  II  -  RULES  12b-25  (b)  and  (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

                              PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-KSB Annual Report for the period ended March 31, 2005 because its auditors have not yet had an opportunity to complete their review of the audited financial statements.

The Registrant's auditors are finalizing the audited financial statements and it is anticipated that the Form 10-KSB Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB.

                           PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas  E.  Mills:  (604)  639-3178.

(2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ]  Yes   [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMP Productions, Ltd. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June  30,  2005                             By: /s/ Thomas Mills
                                                    ---------------------------
                                                    Thomas  Mills, President,
                                                    Chief Executive Officer,
                                                    Chief Financial Officer
                                                    and a director